CERTIFICATE OF RESIGNATION

in lieu of a

SPECIAL MEETING OF THE BOARD OF DIRECTORS

of

QUANTITATIVE METHODS CORPORATION

The undersigned Pierre C. Miron, hereby resigns as officer and director of Quantitative Methods Corporation.
Resignation effective as of March 31st 2007

Pierre C. Miron hereby confirms that there are no outstanding issues, pending invoices or shares owed to him by the Corporation.

Pierre C. Miron, Director

Pierre C. Miron President